UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

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SEC FILE NUMBER
0011-3752

CUSIP NUMBER
832156103

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Smith-Midland Corporation
Full Name of Registrant

N/A
Former Name if Applicable

P.O Box 300, 5119 Catlett Road
Address of Principal Executive Office (Street and Number)

Midland, Virginia 22728
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Smith-Midland Corporation (the “Company”) has determined that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense. During the preparation of its financial statements for the quarter ended March 31, 2026, the Company experienced changes in its internal accounting personnel resulting from the unanticipated resignation of a key accounting staff member, which disrupted the Company’s quarter-end close and review process. As a result, additional time is required to complete management’s review procedures and finalize the Company’s financial statements and related disclosures.

Although the Company has replaced the staff member and transitioned responsibilities, due to the significance of the staff member’s role and the resulting disruption to the Company’s quarter-end close and review process, the Company does not currently expect to file the Quarterly Report within the five-calendar day extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934. The Company is working diligently to complete and file the Quarterly Report as soon as practicable.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including statements regarding the Company’s expected date of filing the Quarterly Report. Forward-looking statements are based on current expectations but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the Quarterly Report. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dominic L. Hunter	540	439-3266
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to a significant high margin special barrier project that occurred in the quarter ended March 31, 2025 that did not occur in the quarter ended March 31, 2026, revenue is expected to be slightly lower and net income is expected to be significantly lower for the quarter ended March 31, 2026 than the prior year quarter ended March 31, 2025.  Net income for the quarter ended March 31, 2026 will, however, be in line with other quarters in which the Company did not have a special barrier project. Numbers at this time are preliminary and subject to further adjustment.

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Smith-Midland Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 5/14/2026	By:	/s/ Dominic L. Hunter
Name: Dominic L. Hunter
Title: Chief Financial Officer

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